Exhibit 12

NTL Incorporated (formerly NTL Communications Corp.)
Computation of Ratio of Earnings to Fixed Charges

		Year Ended December 31,
	9 Months Ended
	September 30, 2002	2001	2000	1999	1998	1997

Fixed charges:
Interest	$690.6	$1,308.5	$981.4	$719.9	$356.6	$209.4
Amortization of debt expense	23.5	29.4	33.8	18.0	10.2	7.8
Interest portion of rental expense	29.4	24.8	15.4	9.2	9.8	6.0

Fixed charges	743.5	1,362.7	1,030.6	747.1	376.6	223.2
Preferred stock dividend requirement	—	—	—	13.1	18.8	12.0

Combined fixed charges and preferred stock dividend requirement	$743.5	$1,362.7	$1,030.6	$760.2	$395.4	$235.2

Earnings:
(Loss) from operations	$(1,477.5)	$(11,718.9)	$(2,468.0)	$(743.4)	$(507.2)	$(344.1)
Fixed charges	743.5	1,362.7	1,030.6	747.1	376.6	223.2
Less: Capitalized interest	(38.3)	(67.7)	(95.1)	(41.8)	(27.8)	(6.8)

	$(772.3)	$(10,423.9)	$(1,532.5)	$(38.1)	$(158.4)	$(127.7)

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—

The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1)	For the nine months ended September 30, 2002 and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, the deficit of earnings to fixed charges was $1,515.8 million, $11,786.6 million, $2,563.1 million, $785.2 million, $535.0 million, and $350.9 million, respectively. For the years ended December 31, 1999, 1998 and 1997, the deficit of earnings to combined fixed charges and preferred stock dividends was $798.3 million, $553.8 million and $362.9 million, respectively.